3 Rivers Outdoor Company LLC

CIK 0001988688
1130 S. Braddock Avenue, Pittsburgh, PA 15218

November 12, 2026

Re: Form C-AR, annual report for the fiscal year ended December 31, 2025. Correct file number: 020-32852

This annual report for the fiscal year ended December 31, 2025 relates to the Company's Regulation Crowdfunding offering of secured promissory notes through Honeycomb Credit, file number 020-32852.

EDGAR associates annual reports filed under the Company's CIK with the first Form C on file, file number 020-32830. That offering was withdrawn on September 7, 2023, and no securities were sold in it. The Company has no reporting obligation under file number 020-32830.

Please associate this annual report with file number 020-32852.

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Christine Iksic
Owner/Founder, 3 Rivers Outdoor Company LLC